

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 1, 2017

Via E-Mail
Michael D'Amico
Chief Financial Officer
Points International Ltd.
111 Richmond Street West
Suite 700
Toronto, Ontario
Canada M5H-2G4

>          **Re:    Points International Ltd.**
>                 **Form 40-F for the Fiscal Year Ended December 31, 2016**
>                 **Filed March 9, 2017**
>                 **File No. 1-35078**

Dear Mr. D'Amico:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.  On page 4 of Exhibit 99.3, Management's Discussion and Analysis, you disclose that British Airways, Air France-KLM, United Airlines and American Airlines' loyalty programs utilize your solutions. A recent news article reports that you launched currency retailing functionality for Etihad Airways. Publicly available information indicates that these airlines have contacts with Sudan and/or Syria, including flying to those countries, listing flights to those countries, and/or facilitating frequent flyer and other services relating to flights to Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not provide disclosure about those

countries.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, loyalty program customers, or other direct or indirect arrangements.  You should describe any services or products you have provided involving Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Barbara Jacobs
        Assistant Director